Exhibit 99.1

Company Contact:

N. Paul Brost

Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2016

Herndon, VA***August 15, 2016***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its first fiscal quarter ended June 30, 2016.

Revenues for the three months ended June 30, 2016 increased 7.9% over the three months ended June 30, 2015 to $36.3 million compared with revenues of $33.7 million for the same period of the prior year. Gross profit for the three months ended June 30, 2016 was $4.5 million (12.5% of revenues) compared with $4.8 million (14.3% of revenues) for the three months ended June 30, 2015. Operating income was $0.5 million for the three months ended June 30, 2016 and 2015 (1.5% and 1.6% of revenues, respectively). Net income for the three months ended June 30, 2016 was $0.2 million, or $0.02 per basic and diluted share outstanding, compared with net income of $0.3 million, or $0.03 per basic and diluted share outstanding for the three months ended June 30, 2015.

The increase in revenues for the three months ended June 30, 2016 was primarily driven by the commencement of work on a new multi-state security services contract with a large online retailer in April and the commencement of work in June 2016 on the previously announced contract with the U.S. Postal Service (“USPS”). In addition, revenues from New York based healthcare facilities and from various commercial and industrial customers increased. These increases were partly offset by decreases in revenues from California based technology companies, temporary aviation construction related services and from various other residential and retail related customers.

The decrease in gross profit is mainly due to an increase in workers’ compensation expense of approximately $0.3 million, a decline in profits from construction related services of approximately $0.3 million and reductions in profits from California based technology companies of approximately $0.3 million. These decreases were partly offset by increases from the above mentioned commencement of work on new contracts with the USPS, the multi-state security services contract with a large on-line retailer and increases in profits from various other commercial and industrial customers.

Operating income for the three months ended June 30, 2016, as compared with the three months ended June 30, 2015, is essentially unchanged and includes the effect of the above-mentioned net decrease in gross profits offset by a reduction in the provision for doubtful accounts.

The decrease in net income for the three months ended June 30, 2016, compared to the corresponding period of the prior year, was due to an increase in interest expense and a decrease in equity earnings of Ocean Protection Services (OPS), partly offset by a reduction in income taxes. The decrease in the earnings of OPS for the three months ended June 30, 2016 compared to the same period of the prior year was primarily the result of lower revenues and gross profits following a decline in overall demand, increased price competition and approximately $0.6 million of general and administrative costs incurred during the quarter in connection with the pursuit of certain strategic growth initiatives which are not expected to materialize.

Craig P. Coy, Chief Executive Officer of Command Security Corporation, said, “Overall we are pleased with our results this quarter after having previously addressed several on-going issues. During the quarter we commenced work on two strategically important and significant contracts which combined add approximately $35 million in annual revenues while also expanding the Company’s presence in several key areas across the country. Those two transitions tested our operations and human resources teams including the onboarding and transition of several hundred new colleagues while also continuing to support the existing organization. Our field management teams demonstrated significant efforts and delivered outstanding results throughout these transitions. The industry continues to present challenges and unemployment rates are declining amidst increasing regulatory requirements. Our team remains dedicated and focused on meeting these challenges and we continue to be excited about the future.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value,” we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2016, and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, each of which has been filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended
	June 30,
	(Unaudited)
Condensed Statements of Income	2016	2015
Revenues	$36,336,208	$33,661,061
Gross profit	4,549,007	4,819,021
General and administrative	4,094,912	4,114,681
Operating income	528,956	543,702
Equity earnings (loss) in minority investment of unconsolidated affiliate	(100,000)	61,500
Provision for income taxes	214,000	245,000
Net income	160,971	328,152
Net income per common share:
Basic	0.02	0.03
Diluted	0.02	0.03
Weighted average number of common shares outstanding:
Basic	9,792,618	9,731,564
Diluted	10,156,337	9,982,556

Condensed Balance Sheets	June 30, 2016	March 31, 2016
	(Unaudited)	(Audited)
Cash	$507,620	$1,486,854
Accounts receivable	25,669,735	21,890,623
Total current assets	30,581,852	27,415,406
Total assets	38,558,730	36,145,862
Short-term debt	8,816,418	7,011,743
Total current liabilities	19,036,041	16,750,690
Total liabilities	20,310,996	18,063,152
Stockholders’ equity	18,247,734	18,082,710
Total liabilities and stockholders’ equity	38,558,730	36,145,862